Media Release
Planegg/Munich, Germany, August 27, 2024
Merger Squeeze-Out of MorphoSys Minority Shareholders Approved at 2024 Annual General Meeting

MorphoSys AG today announced that its shareholders approved all resolutions proposed by the company’s Management Board and Supervisory Board at its 2024 Annual General Meeting. This included the transfer of MorphoSys’ minority shareholders’ shares to Novartis BidCo Germany AG (hereinafter referred to as “Novartis”), the company’s majority shareholder, against a cash compensation of € 68.00 per share (“merger squeeze-out”). The merger squeeze-out will become effective once the transfer resolution and merger have been registered in the commercial register of MorphoSys, and the merger has also been registered in the commercial register of Novartis.

The 2024 Annual General Meeting was held on August 27, 2024, with 92.43% of the current MorphoSys share capital represented. The meeting was conducted virtually without the physical presence of shareholders or their proxies, in accordance with German law.

More information on MorphoSys’ 2024 Annual General Meeting can be found at www.morphosys.com/agm.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

Forward-Looking Statements
This communication contains certain forward-looking statements concerning MorphoSys, Novartis and the merger squeeze-out that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, MorphoSys’ forward-looking statements include statements about the consummation of the merger squeeze-out; MorphoSys’ plans, objectives, expectations and intentions; and the financial condition, results of operations and business of MorphoSys and Novartis AG.

The forward-looking statements contained in this communication represent the judgment of MorphoSys as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: the effects of the acquisition of MorphoSys by Novartis AG on relationships with employees, other business partners or governmental entities; that Novartis BidCo AG and Novartis AG may not realize the potential benefits of the acquisition of MorphoSys by Novartis AG; potential operational difficulties with integrating MorphoSys with Novartis AG; that MorphoSys’ expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; MorphoSys’ reliance on collaborations with third parties; estimating the commercial potential of MorphoSys’ development programs; and other risks indicated in the risk factors included in MorphoSys’ filings with the SEC, including MorphoSys’ Annual Report on Form 20-F. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Eamonn Nolan Senior Director, Corporate Communications & Investor Relations Tel: +1 617-548-9271 eamonn.nolan@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Vice President, Global Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

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